Exhibit 99.1

FORM 51-102F3

Material Change

Report

Item 1	Name and Address of Corporation

Canopy Growth Corporation (“Canopy Growth”)

1 Hershey Drive, Smiths Falls

ON, K7A 0A8

Item 2	Date of Material Change

June 27, 2019

Item 3	News Release

A news release relating to the material change described herein was disseminated on June 27, 2019 through the services of Canada Newswire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On June 27, 2019, Acreage Holdings, Inc. (“Acreage”) implemented its previously announced arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) with Canopy Growth.

Pursuant to the Arrangement, the Acreage articles were amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of Acreage (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Canopy Growth and Acreage on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Canopy Growth is permitted to waive the Triggering Event.

Item 5	Full Description of Material Change

On June 27, 2019, Acreage implemented its previously announced Arrangement with Canopy Growth.

Pursuant to the Arrangement, the Acreage articles were amended to provide Canopy Growth with the Canopy Growth Call Option to acquire all of the issued and outstanding Acreage Shares, with a requirement to do so upon the occurrence of the Triggering Event, subject to the satisfaction of the conditions set out in the Arrangement Agreement. Canopy Growth is permitted to waive the Triggering Event.

Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”) as of the close of business on June 26, 2019, were entitled to receive approximately US$2.63, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the “Option Premium”) paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. The Option Premium is expected to be distributed to such holders of record on or before July 3, 2019.

Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement and the Subordinate Voting Shares will remain listed on the Canadian Securities Exchange, the OTCQX and the Frankfurt Stock Exchange.

Upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of certain conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) in exchange for the payment of 0.5818 of a common share of Canopy Growth per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement). If the Acquisition is completed, Canopy Growth will acquire all of the Acreage Shares, Acreage will become a wholly-owned subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Phil Shaer, Chief Legal Officer of Canopy Growth. Phone: 1-855-558-9333.

Item 9	Date of Report

July 5, 2019

Forward-Looking Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth and Acreage or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this material change report. These forward-looking statements include, but are not limited to, statements with respect to the anticipated date for distribution of the Option Premium; the ongoing operations of Acreage and continued listing of the Subordinate Voting Shares; and the outcome of the Acquisition.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the expected timing for payment of the Option Premium; the occurrence or waiver of the Triggering Event; the ability of Canopy Growth and Acreage to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the Acquisition; and such risks contained in the management information circulars of Canopy Growth dated May 17, 2019 and in Canopy Growth’s annual information form dated June 24, 2019 and filed with Canadian securities regulators available on Canopy Growth’s profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Acquisition, Canopy Growth has provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this material change report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this material change report are made as of the date of this material change report and Canopy Growth does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Acquisition, including the Triggering Event, will occur, or that it will occur on the terms and conditions contemplated in this material change report. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Investors are cautioned that, except as disclosed in the management information circular of Canopy Growth dated May 17, 2019, any information released or received with respect to the Arrangement or the Acquisition may not be accurate or complete and should not be relied upon.